A special meeting of the fund's shareholders was held on March 17, 2015. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 1

To approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of VIP Growth Stock Portfolio to VIP Growth Opportunities Portfolio in exchange solely for corre-sponding shares of beneficial interest of VIP Growth Opportunities Portfolio and the assumption by VIP Growth Opportunities Portfolio of VIP Growth Stock Portfolio's liabilities, in complete liquidation of VIP Growth Stock Portfolio.

	# of Votes	% of Votes
Affirmative	166,887,950.98	91.918
Against	6,059,351.22	3.337
Abstain	8,615,154.56	4.745
TOTAL	181,562,456.76	100.000